                                                      RULE NO. 424(b)(5)
                                                      REGISTRATION NO. 333-6333
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE + +CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT + +AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY +
+THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PRELIMINARY PROSPECTUS SUPPLEMENTIssued October 16, 1998 (Subject to Completion) (To Prospectus dated November 1, 1996)
                                      LOGO

                                  $150,000,000
                        Armstrong World Industries, Inc.
               % SENIOR QUARTERLY INTEREST BONDS DUE 2038 (QUIBS)*

                                  -----------

       Interest payable on January 15, April 15 , July 15 and October 15

                                  -----------

 THE BONDS WILL MATURE ON OCTOBER 15, 2038. THE COMPANY WILL HAVE THE RIGHT TO
  REDEEM  THE BONDS  IN CERTAIN  CIRCUMSTANCES IF  THE COMPANY  IS UNABLE  TO
   DEDUCT  INTEREST PAID ON THE  BONDS. THE COMPANY  MAY ALSO REDEEM ANY  OF
     THE BONDS BEGINNING OCTOBER  , 2003 AT 100% OF THEIR PRINCIPAL  AMOUNT
      PLUS ACCRUED INTEREST.  BONDS MAY BE PURCHASED  IN DENOMINATIONS OF
       $25 AND INTEGRAL MULTIPLES OF $25.

   THE COMPANY WILL MAKE APPLICATION TO LIST THE BONDS ON THE NEW YORK STOCK
                                   EXCHANGE.

                                  -----------

                     PRICE   % AND ACCRUED INTEREST, IF ANY

                                  -----------

                                                       UNDERWRITING
                                                       DISCOUNTS AND PROCEEDS TO
                                       PRICE TO PUBLIC  COMMISSIONS    COMPANY
                                       --------------- ------------- -----------
Per Bond..............................         %              %            %
Total.................................      $              $            $

                                  -----------

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the bonds to purchasers on October   , 1998.
This is a firm commitment underwriting.

                                  -----------

          *QUIBS is a Servicemark of Morgan Stanley Dean Witter & Co.

                                  -----------

MORGAN STANLEY DEAN WITTER

                MERRILL LYNCH & CO.

                        PAINEWEBBER INCORPORATED

                                PRUDENTIAL SECURITIES INCORPORATED

                                                SALOMON SMITH BARNEY

                                                      SG COWEN

October  , 1998

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                            PROSPECTUS SUPPLEMENT
Where You Can Find More Information......................................   S-3
Cautionary Statement Concerning Forward-Looking Statements...............   S-4
The Company..............................................................   S-5
Recent Developments......................................................   S-6
Ratios of Earnings From Continuing Businesses to Fixed Charges...........   S-8
Use of Proceeds..........................................................   S-9
Capitalization...........................................................  S-10
Selected Financial Data..................................................  S-11
Unaudited Financial Statements of Triangle Pacific Corp. ................  S-12
Selected Unaudited Pro Forma Financial Data..............................  S-17
Description of Bonds.....................................................  S-23
United States Tax Considerations.........................................  S-26
Underwriters.............................................................  S-28
Legal Matters............................................................  S-29
Experts..................................................................  S-29
                                  PROSPECTUS
Available Information....................................................     3
Incorporation of Certain Documents by Reference..........................     3
The Company..............................................................     5
Use of Proceeds..........................................................     5
Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges
 and Preferred Stock Dividends...........................................     5
Description of Debt Securities...........................................     6
Description of Capital Stock.............................................    17
Description of Depositary Shares.........................................    22
Plan of Distribution.....................................................    24
Validity of Securities...................................................    25
Experts..................................................................    25

                               ----------------

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE ARE OFFERING TO SELL THE BONDS AND SEEKING OFFERS TO BUY THE BONDS, ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE DATES OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR ANY SALE OF THE BONDS. IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE "COMPANY," "WE," "US" AND "OUR" REFER TO ARMSTRONG WORLD INDUSTRIES, INC.

                      WHERE YOU CAN FIND MORE INFORMATION

  Armstrong World Industries, Inc., referred to as the "Company," files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. The Securities and Exchange Commission is referred to in this prospectus as the "Commission." You may read and copy any document that the Company files at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Company's Commission filings (file number 001-02116) are also available to the public at the Commission's web site at http://www.sec.gov. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Commission allows the Company to "incorporate by reference" the information it files with them, which means that the Company can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that the Company files with the Commission will automatically update and supersede this information. The Company incorporates by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until such time as all of the securities covered by this Prospectus Supplement have been sold.

  (a) The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1997;

  (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

  (c) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998;

  (d) The Company's Current Report on Form 8-K filed on June 10, 1998;

  (e) The Company's Current Report on Form 8-K filed on June 15, 1998;

  (f) The Company's Current Report on Form 8-K filed on July 13, 1998;

  (g) The Company's Current Report on Form 8-K filed on July 28, 1998;

  (h) The Company Current Report on Form 8-K filed on July 30, 1998;

  (i) The Company's Current Report on Form 8-K filed on August 12, 1998;

  (j) The Company's Current Report on Form 8-K filed on September 8, 1998; and

  (k) The Company's Definitive Proxy Statement filed on March 16, 1998.

You may request a copy of these filings, at no cost, by writing or telephoning the Company at the following address:

  Armstrong World Industries, Inc.
  313 West Liberty Street
  Lancaster, Pennsylvania 17603
  Attn:  Deborah K. Owen
          Senior Vice President, Secretary
          and General Counsel
          (717) 397-0622

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

  This prospectus supplement contains or incorporates statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to as the "Act," and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to the safe harbor created by such sections and appear in a number of places in this prospectus supplement, the accompanying prospectus and in the documents incorporated herein and therein by reference. These statements may include, among other matters, the intent, belief or current expectations of the Company or its officers and information concerning possible or assumed future results of operations of the Company. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements.

                                  THE COMPANY

  The Company is a Pennsylvania corporation which was incorporated in 1891. The Company manufactures interior furnishings, including floor coverings, and building products, primarily acoustical ceiling systems, which it sells primarily for use in the furnishing, refurbishing, repair, modernization and construction of residential, commercial and institutional buildings. The Company also makes and markets a variety of specialty products for the building, automotive, textile, and other industries.

  . Floor Coverings. The Company is a worldwide manufacturer of floor coverings for the interiors of homes and commercial and institutional buildings, with a broad range of resilient flooring together with adhesives, installation and maintenance materials and accessories. The Company offers resilient flooring, in both sheet and tile form, together with laminate flooring that is made in a wide variety of types, designs, and colors. These types of flooring offer such features as ease of installation, reduced maintenance (no-wax), and cushioning for greater underfoot comfort. The Company sells floor covering products to the commercial and residential market segments through wholesalers, retailers (including large home centers), and contractors, and to the hotel/motel and manufactured homes industries.

  . Ceiling Materials. The Company is a major producer of ceiling materials in the United States and abroad. The Company also markets both residential and commercial ceiling systems. The Company offers ceiling materials for the home in a variety of types and designs. Most ceiling materials provide noise reduction and incorporate Company-designed features intended to permit ease of installation. These residential ceiling products are sold through wholesalers and retailers (including large home centers). Commercial ceiling systems, designed for use in shopping centers, offices, schools, hospitals, and other commercial and institutional structures, are available in numerous colors, performance characteristics and designs and offer characteristics such as acoustical control, rated fire protection, and aesthetic appeal. The Company sells commercial ceiling materials and accessories, along with acoustical wall panels, to ceiling systems contractors and to resale distributors. Suspension ceiling systems products are manufactured and sold through a joint venture with Worthington Industries.

  . Specialty Products. The Company, including a number of its subsidiaries, manufactures and markets a variety of specialty products for the building, automotive, textile and other industries. These products include flexible pipe insulation sold for use in construction and in original equipment manufacture; gasket materials for new equipment and replacement use in the automotive, farm equipment, appliance, and other industries; and textile mill supplies, including cots and aprons sold to equipment manufacturers and textile mills. The Company sells industry products, depending on type and ultimate use, to original equipment manufacturers, contractors, wholesalers, fabricators and end users.

                              RECENT DEVELOPMENTS

  The Triangle Pacific Acquisition. On July 24, 1998, the Company completed its acquisition of all the outstanding common stock of Triangle Pacific Corporation, a Delaware corporation, referred to as "Triangle," at a price equal to $55.50 per share. Triangle is a leading manufacturer of hardwood flooring products and kitchen and bathroom cabinets. Including the assumption of Triangle's net debt of approximately $260 million and certain expenses related to the acquisition, the total value of this acquisition was approximately $1.15 billion.

  The DLW Acquisition. During the period from August 24, 1998 through September 30, 1998, the Company acquired approximately 93% of the total share capital of DLW Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany, referred to as "DLW," at a purchase price of DM 350 per share. DLW is a leading flooring manufacturer in Germany and the Company believes that it is the third largest flooring manufacturer in Europe. In addition, DLW manufactures office furniture. Excluding the assumption of approximately DM 177 million of DLW's net debt, the purchase price for the 93% interest in DLW was approximately DM 460 million. The acquisitions of Triangle and DLW are intended to position the Company as a leading worldwide manufacturer of hard surface flooring.

  Public Debt Offerings. On August 12, 1998, the Company completed underwritten public offerings of $200,000,000 aggregate principal amount of 6.35% Senior Notes due 2003 and $150,000,000 aggregate principal amount of 6 1/2% Senior Notes due 2005, referred to collectively as the "Public Debt Offerings." The aggregate net proceeds of approximately $347 million from the Public Debt Offerings were used to repay short-term indebtedness of the Company.

  Downgrading of Commercial Paper, Corporate Credit and Senior Unsecured
Debt. On July 15, 1998, Standard & Poor's, referred to as "S&P," lowered the Company's corporate credit and senior unsecured debt ratings to single "A' minus from single "A' and lowered its commercial paper rating on the Company to "A-2' from "A-1.' At the same time, S&P assigned its single "A' minus bank loan rating to the Company's new credit facility and existing multiyear $300 million senior unsecured revolving credit facility. On July 16, 1998, Moody's Investors Service, referred to as "Moody's," also lowered the Company's corporate credit and senior unsecured debt ratings to Baa1 from A2, assigned a rating of Baa1 to the Company's new credit facility and existing multiyear facility and lowered its commercial paper rating on the Company to P-2 from P-
1. Both Moody's and S&P cited factors relating to the acquisitions of Triangle and DLW as the major reasons for their downgrading.

  Year 2000 Update. The Company increased its investment in computer software in 1997 and 1998 with projects to develop and implement a new corporate logistics system and a new financial and human resource system. These new systems are year-2000 compliant. In addition, a Year 2000 project, expected to be completed in 1999, is converting the remainder of the Company's software and hardware information technology and non-information technology systems to minimize any exposure to year 2000 compliance failures. Parallel workstreams or "tracks" have been established by the Company to complete the work required to repair or replace non-compliant systems and monitor the degree of year 2000 compliance by Armstrong's business partners. The workstreams encompass (a) local projects to repair all internally developed and supported applications;
(b) infrastructure projects to repair or replace all infrastructure components (e.g., mainframe and client server computer systems, networks, phone switches and personal computers); and (c) remote projects to repair or replace all remote systems: plant supported systems--applications, PLC's and other factory systems.

  The Year 2000 project includes several phases: an inventory phase to identify all software and hardware components potentially affected; an assessment phase to determine if identified components are compliant; a planning phase to establish plans to bring components into compliance; an execution phase to carryout actions determined during the planning phase; a testing phase to verify compliance; and a completion phase to bring the revised component into production. For the local and infrastructure tracks the project is currently in the execution and testing phases. For the remote track, the project is at various phases depending upon the location. However, in the Company's textile products business, the project is currently in the planning phase. If the Company's textile products business is not year-2000 compliant by January 1, 2000, the effects would not be material to the overall financial condition of the company.

  Total costs of the Year 2000 project worldwide are estimated to be $14 million through 1999. Actual costs through September 1998 were $6 million. Management believes internally generated funds and existing sources of liquidity are sufficient to meet expected funding requirements for this project.

  The Company is in the process of assessing, through letters of inquiry, the Year 2000 compliance of customers and suppliers. Responses to these letters are evaluated for compliance, the need for follow-up actions, or contingency plans. Until completion of this process, the Company cannot assess the potential impact, if any, that year 2000 noncompliance by customers and suppliers may have on the Company. Management believes the most reasonably-likely worst case scenario would be that a small number of vendors, who are not critical to the operation of the Company's business, will be unable to supply materials for a short time after January 1, 2000. Moreover, management is considering contingency plans to prepare for any reasonably-likely worst case scenarios.

         RATIO OF EARNINGS FROM CONTINUING BUSINESSES TO FIXED CHARGES

  The following table sets forth the Company's consolidated ratios of earnings from continuing businesses to fixed charges for the indicated periods.

                                                            PRO-FORMA FOR THE
                                YEAR ENDED DECEMBER 31,     SIX MONTHS ENDED
                             -----------------------------  ------------------
                                                 PRO-FORMA  JUNE 30,  JUNE 30,
                             1993 1994 1995 1996   1997       1997      1998
                             ---- ---- ---- ---- ---------  --------  --------
Ratio of earnings from con-
 tinuing businesses to
 fixed charges(1)..........  2.49 8.70 1.20 9.22   3.57(2)    3.46(2)   3.38(2)

--------
(1) Excluding restructuring charges for all periods and the pre-tax loss on the ceramic tile business combination for 1995, the ratios would have been 4.50, 8.70, 7.40, 10.91 and 3.57 for 1993, 1994, 1995, 1996 and 1997,
    respectively. See "Selected Financial Data."

(2) These ratios have been computed on a pro-forma basis and give effect to the debt issuances by the Company as if those debt issuances had occurred at the beginning of the period.

  The ratio of earnings from continuing businesses to fixed charges has been computed by dividing earnings from continuing businesses by fixed charges. For purposes of calculating this ratio, earnings from continuing businesses consist of consolidated earnings from continuing business operations before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of rent expense which is deemed to be representative of interest and amortization of finance costs.

                                USE OF PROCEEDS

  The net proceeds from the offering of the bonds are estimated to be
approximately $      after giving effect to underwriting discounts and
commissions and expenses payable by the Company. The Company expects to utilize the net proceeds from this offering to repay short-term indebtedness as described below.

  Pursuant to a privately-placed commercial paper program referred to as the "CP Program," the Company issued approximately $1.2 billion of commercial paper to finance the acquisitions of Triangle and DLW and to repay certain indebtedness assumed in connection therewith. The commercial paper notes issued under the CP Program are secured by lines of credit under the Company's credit facilities, have maturities of up to 364 days and bear interest at rates between approximately 5.5% and 6.0%. The Company intends to use the proceeds of this offering to repay the commercial paper notes issued under the CP Program and may utilize a portion of such proceeds for general corporate purposes pending the application thereof or invest such funds in short-term, interest bearing, investment grade obligations.

                                 CAPITALIZATION

  The following table sets forth the consolidated cash and cash equivalents, short-term debt and capitalization of the Company as of June 30, 1998 (1) on an actual basis, (2) on a pro forma basis giving effect to the acquisition of Triangle as if it had occurred on that date, and (3) on a pro forma basis as adjusted to give effect to the consummation of this offering and the application of the net proceeds therefrom as described under "Use of Proceeds" and the consummation of the Public Debt Offerings and the application of the net proceeds therefrom. This table should be read in conjunction with and is qualified by reference to the selected historical and pro forma financial data contained in this prospectus supplement and the unaudited pro forma combined condensed financial statements and notes thereto included in documents incorporated by reference in the accompanying prospectus.

                                                 PRO FORMA
                                                FOR TRIANGLE    PRO FORMA AS
                                                  PACIFIC       ADJUSTED FOR
                                       ACTUAL   ACQUISITION  DEBT OFFERINGS (3)
                                      --------  ------------ ------------------
                                               (DOLLARS IN MILLIONS)
Cash and cash equivalents............ $   62.9    $   59.6        $   59.6
Short-term debt:
  Short-term debt....................    165.5       165.5           165.5
  Current maturities of long-term
   debt..............................      1.0         4.9             4.9
                                      --------    --------        --------
                                      $  166.5    $  170.4        $  170.4
                                      ========    ========        ========
Long-term debt:
      % Senior Quarterly Interest
   Bonds due 2038.................... $    --     $    --         $  150.0
  6.35% Senior Notes due 2003........      --          --            200.0
  6 1/2% Senior Notes due 2005.......      --          --            150.0
  9 3/4% Debentures due 2008.........    125.0       125.0           125.0
  10 1/2% Senior Notes due 2003......      --        166.3           166.3
  Short-term Notes (1)(2)............      --        899.3           399.3
  Medium-term notes 8 3/4-9% due
   1998-2001.........................     25.6        25.6            25.6
  Bank loans due 1999-2000...........     25.0        25.0            25.0
  Industrial development bonds.......     19.5        40.7            40.7
  Other (1)..........................     30.2       124.3           124.3
  Less: Current maturities...........     (1.0)       (4.9)           (4.9)
                                      --------    --------        --------
Net long-term debt...................    224.3     1,401.3         1,401.3
Employee Stock Ownership Plan (ESOP)
 loan guarantee......................    190.5       190.5           190.5
Shareholders' equity:
  Common stock $1 par value per
   share, authorized 200 million
   shares; issued 51,878,910 shares..     51.9        51.9            51.9
  Capital in excess of par value.....    169.5       169.5           169.5
  Reduction for ESOP loan guarantee..   (202.9)     (202.9)         (202.9)
  Retained earnings..................  1,406.3     1,406.3         1,406.3
  Other comprehensive income (4).....    (16.4)      (16.4)          (16.4)
                                      --------    --------        --------
                                       1,408.4     1,408.4         1,408.4
Less common stock in treasury, at
 cost................................    548.0       548.0           548.0
                                      --------    --------        --------
    Total shareholders' equity.......    860.4       860.4           860.4
                                      --------    --------        --------
    Total capitalization............. $1,275.2    $2,452.2        $2,452.2
                                      ========    ========        ========

--------
(1) See notes (a) and (d) to Unaudited Condensed Combined Pro Forma Financial Statements.
(2) The financing for the Triangle acquisition included the issuance by the Company of public and/or private short and long-term debt securities. The long-term debt issued was comprised of short-term notes, which will be characterized as long-term debt for accounting purposes because the notes are backed by a long-term debt facility, and term debt.
(3) Gives effect to the consummation of this offering and the Public Debt Offerings and the application of the net proceeds therefrom. See "Use of Proceeds."
(4) Includes minimum pension liability adjustment and foreign currency translation adjustment and hedging activities.

                            SELECTED FINANCIAL DATA

  The following table sets forth selected historical financial data for the Company for each of the years in the five-year period ended December 31, 1997, and selected unaudited historical financial data for the six-month periods ended June 30, 1997 and 1998. The historical data for the five full years shown below has been derived from the audited consolidated financial statements of the Company. The historical data for the six-month periods ended June 30, 1997 and 1998 has been derived from the Company's unaudited consolidated financial statements and includes, in the opinion of the Company's management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. Financial information for the interim periods presented is not necessarily indicative of the financial information for the full year. The historical data set forth below should be read in conjunction with the consolidated financial statements and notes thereto of the Company incorporated by reference herein.

                                                                                   AT OR FOR THE
                                                                                    SIX MONTHS
                                AT OR FOR THE YEAR ENDED DECEMBER 31,             ENDED JUNE 30,
                          -----------------------------------------------------  ------------------
                            1993       1994       1995       1996       1997       1997      1998
                          ---------  ---------  ---------  ---------  ---------  --------  --------
                          (DOLLARS IN MILLIONS, EXCEPT FOR PER SHARE DATA)          (UNAUDITED)
INCOME STATEMENT DATA:
Net sales...............  $ 2,075.7  $ 2,226.0  $ 2,325.0  $ 2,156.4  $ 2,198.7  $1,095.7  $1,098.7
Costs of goods sold.....    1,453.7    1,483.9    1,581.1    1,459.9    1,461.7     725.2     724.5
Selling, general and
 administrative
 expenses...............      435.6      449.2      457.0      413.2      385.3     200.7     209.5
Equity (earnings) loss
 from affiliates........       (1.4)      (1.7)      (6.2)     (19.1)      29.7      (2.9)     (5.3)
Restructuring charges...       89.3        --        71.8       46.5        --        --        --
Loss from ceramic tile
 business combination...        --         --       177.2        --         --        --        --
Operating income........       98.5      294.6       44.1      255.9      322.0     172.7     170.0
Interest expense........       38.0       28.3       34.0       22.6       28.0      13.7      13.6
Other expense (income),
 net....................       (6.1)       0.5        1.9       (6.9)      (2.2)      0.1      (0.4)
Earnings from continuing
 businesses before
 income tax(a)..........       66.6      265.8        8.2      240.2      296.2     158.9     156.8
Income taxes............       17.6       78.6       (5.4)      75.4      111.2      54.5      54.2
Earnings from continuing
 businesses.............       49.0      187.2       13.6      164.8      185.0     104.4     102.6
Earnings (loss) from
 continuing businesses
 applicable to common
 stock(b)...............       35.1      173.1       (0.7)     158.0      185.0     104.4     102.6
 Per common share-
  basic.................       0.95       4.62      (0.02)      4.04       4.55      2.56      2.58
 Per common share-
  diluted...............       0.93       4.09      (0.02)      3.82       4.50      2.53      2.53
Net earnings............       63.5      210.4      123.3      155.9      185.0     104.4     102.6
Net earnings applicable
 to common stock(b).....       49.6      196.3      109.0      149.1      185.0     104.4     102.6
BALANCE SHEET DATA:
Total assets............    1,869.2    2,159.0    2,149.8    2,135.6    2,375.5   2,228.1   2,435.8
Net long-term debt......      256.8      237.2      188.3      219.4      223.1     227.1     224.3
Shareholders' equity....      569.5      735.1      775.0      790.0      810.6     820.3     860.4
OTHER DATA:
Capital expenditures....      110.3      138.4      182.7      228.0      160.5      69.4      64.8
Depreciation and
 amortization...........      117.0      120.7      123.1      123.7      132.7      65.0      64.2
Working capital--
 continuing businesses..      279.3      384.4      346.8      243.5      128.5     249.9      91.3

--------
(a) Continuing businesses excludes the results of Thomasville Furniture Industries, Inc., reclassified as a discontinued business.
(b) After deducting preferred dividend requirements and adding the tax benefits for unallocated preferred shares in 1993, 1994, 1995 and 1996.

  Beginning in 1996, ceramic tile results were reported under the equity method, whereas prior to 1996, ceramic tile operations were reported on a consolidated or line item basis.

            UNAUDITED FINANCIAL STATEMENTS OF TRIANGLE PACIFIC CORP.

                    TRIANGLE PACIFIC CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                       JULY 3,
                                                                        1998
                                                                     -----------
                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................................  $  4,472
  Receivables (net of allowance of $3,808)..........................    95,979
  Inventories.......................................................   160,420
  Prepaid expenses..................................................     5,278
                                                                      --------
    Total current assets............................................   266,149
                                                                      --------
Property, plant and equipment
  Land..............................................................    17,219
  Buildings.........................................................    68,991
  Equipment, furniture and fixtures.................................   175,413
                                                                      --------
                                                                       261,623
  Less: accumulated depreciation....................................    61,124
                                                                      --------
                                                                       200,499
Other assets:
  Goodwill..........................................................    96,977
  Trademarks........................................................    38,332
  Deferred financing costs..........................................     3,963
  Other.............................................................     4,959
                                                                      --------
Total assets........................................................  $610,879
                                                                      ========



  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    TRIANGLE PACIFIC CORP. AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                                      JULY 3,
                                                                       1998
                                                                    -----------
                                                                    (UNAUDITED)
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Current portion of long-term debt................................  $  3,959
  Accounts payable.................................................    38,177
  Accrued liabilities..............................................    42,202
  Income taxes payable.............................................     8,084
                                                                     --------
    Total current liabilities......................................    92,422
                                                                     --------
Long-term debt, net of current portion.............................   271,423
Other long-term liabilities........................................     3,367
Deferred income taxes..............................................    38,462
                                                                     --------
    Total liabilities..............................................   405,674
                                                                     --------
Shareholders' investment:
  Common stock--$.01 par value, authorized shares--30,000,000 is-
   sued and
   outstanding shares--14,766,575 at July 3, 1998..................       148
  Additional paid-in capital.......................................    94,088
  Retained earnings................................................   110,969
                                                                     --------
Total shareholders' investment.....................................   205,205
                                                                     --------
Total liabilities and shareholders' investment.....................  $610,879
                                                                     ========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    TRIANGLE PACIFIC CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              SIX MONTHS ENDED
                                                              -----------------
                                                              JULY 3,  JULY 4,
                                                                1998     1997
                                                              -------- --------
                                                                 (UNAUDITED)
Net sales.................................................... $360,359 $320,454
                                                              -------- --------
Cost and expenses:
  Cost of sales..............................................  273,147  242,479
  Selling, general and administrative........................   44,638   41,061
  Amortization of goodwill...................................    1,435    1,267
  Interest...................................................   12,546   10,986
                                                              -------- --------
                                                               331,766  295,793
                                                              -------- --------
Income before income taxes...................................   28,593   24,661
Provision for income taxes...................................   10,661    9,744
                                                              -------- --------
Net income................................................... $ 17,932 $ 14,917
                                                              ======== ========
Net income per share
  Basic...................................................... $   1.21 $   1.02
  Diluted.................................................... $   1.14 $   0.97
Weighted common shares outstanding
  Basic......................................................   14,752   14,709
  Diluted....................................................   15,679   15,300


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    TRIANGLE PACIFIC CORP. AND SUBSIDIARIES

             NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1--INVENTORIES:

  Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method is used primarily for lumber and certain other inventories and the first-in, first-out (FIFO) method is used for all other inventories. Inventories valued by the LIFO method were $69,558,000 at July 3, 1998. Had all inventories been valued by the FIFO method, which approximates current cost, inventories would have been increased by $11,544,000 at July 3, 1998. Raw materials inventories include purchased parts and supplies to be used in manufactured products. Work-in-process and finished goods inventories include material, labor and overhead costs incurred in the manufacturing process. The major components of inventories are as follows:

                                                                   JULY 3,
                                                                     1998
                                                                   --------
                                                                       (IN
                                                                    THOUSANDS)
      Raw materials............................................... $ 81,919
      Work-in-process.............................................   15,359
      Finished goods..............................................   63,142
                                                                   --------
        Total..................................................... $160,420
                                                                   ========

NOTE 2--LONG-TERM DEBT:

  Long-term debt consists of the following:

                                                                   JULY 3,
                                                                     1998
                                                                   --------
                                                                       (IN
                                                                    THOUSANDS)
      Senior Notes, 10 1/2% due August 1, 2003.................... $160,000
      Revolving note--bank........................................   80,100
      Capitalized lease obligations...............................   14,130
      Industrial revenue bonds....................................   21,152
                                                                   --------
                                                                    275,382
      Less: Current portion of long-term debt.....................    3,959
                                                                   --------
                                                                   $271,423
                                                                   ========

  Letters of credit outstanding were $17.4 million at July 3, 1998, under a facility pursuant to which they can be renewed or replaced.

                    TRIANGLE PACIFIC CORP. AND SUBSIDIARIES

NOTE 3--INCOME TAXES:

  The components of the deferred tax liability and asset are as follows:

                                                                       JULY 3,
                                                                         1998
                                                                      ----------
                                                                         (IN
                                                                      THOUSANDS)
      Deferred Tax Liability:
        Property, plant and equipment................................  $26,176
        Trademarks...................................................   10,038
        Goodwill.....................................................    1,888
        Other........................................................    6,828
                                                                       -------
          Total......................................................  $44,930
                                                                       -------
      Deferred Tax Asset:
        Other........................................................  $ 6,468
                                                                       -------
          Total......................................................  $ 6,468
                                                                       -------
      Net Deferred Tax Liability.....................................  $38,462
                                                                       =======

  The provision for income taxes consists of the following:

                                                                   SIX MONTHS
                                                                      ENDED
                                                                 ---------------
                                                                 JULY 3, JULY 4,
                                                                  1998    1997
                                                                 ------- -------
                                                                 (IN THOUSANDS)
      Current:
        Federal................................................. $ 9,159 $7,073
        State and local.........................................     594  1,557
                                                                 ------- ------
                                                                 $ 9,753 $8,630
                                                                 ------- ------
      Deferred:
        Federal................................................. $   875 $  978
        State and local.........................................      33    136
                                                                 ------- ------
                                                                 $   908 $1,114
                                                                 ------- ------
          Total................................................. $10,661 $9,744
                                                                 ======= ======

  The tax provision for the periods ending July 3, 1998 and July 4, 1997 was 37.3% and 39.5% of pre-tax income, respectively. The factors causing the rate to vary from the U.S. Federal statutory rate are as follows:


                                                                 SIX MONTHS
                                                                    ENDED
                                                               ----------------
                                                               JULY 3,  JULY 4,
                                                                1998     1997
                                                               -------  -------
                                                               (IN THOUSANDS)
      Computed (expected) tax provision....................... $10,008  $8,632
      Increase (decrease) from:
        State and local taxes.................................     414   1,083
        Amortization of goodwill..............................     386     343
        Foreign sales.........................................    (156)   (230)
        Other book to tax differences, net....................       9     (84)
                                                               -------  ------
          Total............................................... $10,661  $9,744
                                                               =======  ======

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

  The Unaudited Condensed Combined Pro Forma Balance Sheet as of June 30, 1998, gives effect to the acquisition of Triangle as if the acquisition, accounted for as a purchase, had occurred on that date. The Unaudited Pro Forma Condensed Combined Statements of Earnings for the year ended December 31, 1997, and six months ended June 30, 1998, give effect to the acquisition of Triangle as if it had occurred on January 1, 1997 and 1998, respectively. The pro forma information is based on historical financial statements of Triangle and the Company after giving effect to the acquisition of Triangle using the purchase method of accounting and the assumptions and adjustments in the accompanying notes to the pro forma financial statements. The Company will continue its study to determine the fair value of the acquired assets and liabilities. The study is expected to be completed in the fourth quarter of 1998. The pro forma financial statements have been prepared on the basis of preliminary estimates.

  The pro forma statements have been prepared by the Company based on the financial statements of Triangle (filed with the Company's Current Report on Form 8-K dated July 13, 1998 under Item 7 (a) thereto). These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the audited financial statements and notes of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, and the Company's Current Reports on Form 8-K filed on June 15, 1998, July 13, 1998 and July 28, 1998, each of which is incorporated by reference in this Prospectus Supplement. The pro forma financial statements exclude the effect of the acquisition of DLW.

               ARMSTRONG WORLD INDUSTRIES, INC. AND SUBSIDIARIES

                      PRO FORMA BALANCE SHEET (UNAUDITED)

                   AS OF JUNE 30, 1998 (AMOUNTS IN MILLIONS)

                                   ARMSTRONG   TRIANGLE  PRO-FORMA    ARMSTRONG
                                  CONSOLIDATED PACIFIC  ADJUSTMENTS   PRO-FORMA
                                  ------------ -------- -----------   ---------
ASSETS:
Current assets:
 Cash and cash equivalents......    $   62.9    $  4.5    $  (7.8)(d) $   59.6
 Accounts receivable less
  allowance.....................       281.7      96.0       (3.3)(a)    374.4
 Inventories....................       213.4     160.4       11.8 (a)    385.6
 Income tax benefits............        21.5                 24.3 (a)     45.8
 Other current assets...........        42.7       5.2       (1.6)(a)     46.3
                                    --------    ------    -------     --------
 Total current assets...........       622.2     266.1       23.4        911.7
                                    --------    ------    -------     --------
Property, plant and equipment...     2,008.7     261.6        9.4 (a)  2,279.7
 Less: accumulated depreciation
  and amortization..............     1,043.3      61.1        --       1,104.4
                                    --------    ------    -------     --------
 Net property, plant and
  equipment.....................       965.4     200.5        9.4      1,175.3
Insurance for asbestos-related
 liabilities....................       281.6       0.0        --         281.6
Investment in affiliates........       175.0       0.0        --         175.0
Goodwill........................                  97.0      (97.0)(a)
                                                            780.7 (a)    780.7
Trademarks......................                  38.3        --          38.3
Deferred financing fees.........                   4.0       (4.0)(a)      0.0
Other noncurrent assets.........       391.6       5.0       (0.7)(a)    395.9
                                    --------    ------    -------     --------
 Total assets...................    $2,435.8    $610.9    $ 711.8     $3,758.5
                                    ========    ======    =======     ========
LIABILITIES AND SHAREHOLDERS'
 EQUITY:
Current Liabilities
 Short-term debt................    $  165.5    $  --     $   --      $  165.5
 Current installments of long-
  term debt.....................         1.0       3.9        --           4.9
 Accounts payable and accrued
  expenses......................       321.3      80.4        4.9 (a)    406.6
 Income taxes...................        43.1       8.1        --          51.2
                                    --------    ------    -------     --------
 Total current liabilities......       530.9      92.4        4.9        628.2
                                    --------    ------    -------     --------
Long-term debt..................       224.3     271.4      899.3 (d)
                                                              6.3 (a)  1,401.3
ESOP loan guarantee.............       190.5       --         --         190.5
Postretirement and
 postemployment benefits........       246.9       --         --         246.9
Asbestos-related liabilities....       130.2       --         --         130.2
Other long-term liabilities.....       177.2       3.4        1.4 (a)    182.0
Deferred income taxes...........        61.4      38.5        5.1 (a)    105.0
Minority interest in
 subsidiaries...................        14.0       --         --          14.0
                                    --------    ------    -------     --------
Total noncurrent liabilities....      1044.5     313.3      912.1      2,269.9
                                    --------    ------    -------     --------
SHAREHOLDERS' EQUITY:
 Common stock...................        51.9       0.1       (0.1)(a)     51.9
 Capital in excess of par
  value.........................       169.5      94.1      (94.1)(a)    169.5
 Reduction for ESOP loan
  guarantee.....................      (202.9)      --         --        (202.9)
 Retained earnings..............     1,406.3     111.0     (111.0)(a)  1,406.3
 Other comprehensive income.....       (16.4)      --         --         (16.4)
 Treasury stock.................      (548.0)      --         --        (548.0)
                                    --------    ------    -------     --------
Total shareholders' equity......       860.4     205.2     (205.2)       860.4
                                    --------    ------    -------     --------
Total liabilities and
 shareholders' equity...........    $2,435.8    $610.9    $ 711.8     $3,758.5
                                    ========    ======    =======     ========

  The accompanying notes to unaudited condensed combined pro forma financial statements are an integral part of these statements.

               ARMSTRONG WORLD INDUSTRIES, INC. AND SUBSIDIARIES

                  PRO FORMA STATEMENTS OF EARNINGS (UNAUDITED)

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (AMOUNTS IN MILLIONS)

                                   ARMSTRONG   TRIANGLE  PRO-FORMA    ARMSTRONG
                                  CONSOLIDATED PACIFIC  ADJUSTMENTS   PRO-FORMA
                                  ------------ -------- -----------   ---------
Net Sales.......................    $2,198.7    $652.9    $  --       $2,851.6
Cost of goods sold..............     1,461.7     495.3       7.5 (i)   1,964.5
Selling, general and
 administrative expense.........       385.3      80.5      19.5 (e)     485.3
Goodwill and trademark
 amortization...................         --        2.6      (1.8)(f)       0.8
Equity loss from affiliates.....        29.7       --        --           29.7
                                    --------    ------    ------      --------
Operating income................       322.0      74.5     (25.2)        371.3
Interest expense................        28.0      22.9      58.5 (g)     109.4
Other (income) expenses, net....        (2.2)      --        --           (2.2)
                                    --------    ------    ------      --------
Earnings before income taxes....       296.2      51.6     (83.7)        264.1
Income taxes....................       111.2      19.8     (22.5)(h)     108.5
                                    --------    ------    ------      --------
Net Earnings....................    $  185.0    $ 31.8    $(61.2)     $  155.6
                                    ========    ======    ======      ========
Net earnings per share of common
 stock:
  Basic.........................    $   4.55                          $   3.83
  Diluted.......................    $   4.50                          $   3.80
Average number of common shares
 outstanding
  Basic.........................        40.6                              40.6
  Diluted.......................        41.0                              41.0

  The accompanying notes to unaudited condensed combined pro forma financial statements are an integral part of these statements.

               ARMSTRONG WORLD INDUSTRIES, INC. AND SUBSIDIARIES

                  PRO FORMA STATEMENTS OF EARNINGS (UNAUDITED)

                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                             (AMOUNTS IN MILLIONS)

                                   ARMSTRONG   TRIANGLE  PRO-FORMA    ARMSTRONG
                                  CONSOLIDATED PACIFIC  ADJUSTMENTS   PRO-FORMA
                                  ------------ -------- -----------   ---------
Net Sales.......................    $1,098.7    $360.4    $  --       $1,459.1
Cost of goods sold..............       724.5     273.2       7.0 (i)   1,004.7
Selling, general and
 administrative expense.........       209.5      44.6       9.8 (e)     263.9
Goodwill and trademark
 amortization...................         --        1.4      (0.9)(f)       0.5
Equity (earnings) from
 affiliates.....................        (5.3)      --        --           (5.3)
                                    --------    ------    ------      --------
Operating income................       170.0      41.2     (15.9)        195.3
Interest expense................        13.6      12.6      29.2 (g)      55.4
Other (income) expenses, net....        (0.4)      --        --           (0.4)
                                    --------    ------    ------      --------
Earnings before income taxes....       156.8      28.6     (45.1)        140.3
Income taxes....................        54.2      10.7     (12.4)(h)      52.5
                                    --------    ------    ------      --------
Net Earnings....................    $  102.6    $ 17.9    $(32.7)     $   87.8
                                    ========    ======    ======      ========
Net earnings per share of common
 stock:
  Basic.........................    $   2.58                          $   2.21
  Diluted.......................    $   2.53                          $   2.17
Average number of common shares
 outstanding
  Basic.........................        39.8                              39.8
  Diluted.......................        40.5                              40.5

  The accompanying notes to unaudited condensed combined pro forma financial statements are an integral part of these statements.

      NOTES TO UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS

(a) The acquisition is to be accounted for as a purchase business combination. The purchase price, including acquisition costs, has been allocated as follows (see note b):

                                                                     JUNE 30,
                                                                       1998
                                                                   -------------
                                                                   (IN MILLIONS)
   Purchase price:
     Acquisition of outstanding shares of common stock(b).........    $ 819.5
     Effect of assumed exercise of employee and director stock
      options and outstanding warrants............................       69.5
     Tax benefit on exercise of options and warrants..............      (24.3)
   Acquisition expenses...........................................       18.1
   Book value of net assets acquired..............................     (205.2)
                                                                      -------
   Excess of purchase price over net assets acquired..............    $ 677.6
                                                                      =======
   Allocation of purchase price:
   Decrease in accounts receivable to fair value..................    $  (3.3)
   Increase in inventory value....................................       11.8
   Decrease in other current assets...............................       (1.6)
   Increase in property, plant and equipment......................        9.4
   Elimination of deferred financing fees.........................       (4.0)
   Eliminate acquired goodwill....................................      (97.0)
   Increase in accrued expenses to fair value.....................       (4.9)
   Decrease in other noncurrent assets............................       (0.7)
   Adjust senior notes to fair value (at August 1, 1998)..........       (6.3)
   Adjustment to pension liability to reflect projected benefit
    obligation and a change in discount rate assumptions..........       (1.4)
   Net increase in deferred tax liabilities.......................       (5.1)
   Goodwill.......................................................      780.7
                                                                      -------
                                                                      $ 677.6
                                                                      =======

  The purchase price allocation is preliminary and further refinements are likely to be made based on the completion of final valuation studies.

(b) Represents the cash purchase of 100% of Triangle's outstanding common stock (14,766,575 shares at June 30, 1998 at $55.50 per share, or $819.5 million).

(c) In accordance with the merger agreement, Triangle has cancelled all outstanding options and warrants and agreed to pay to the holders of such options and warrants cash equal to the difference between the offer price and the exercise price. As of June 30, 1998, 2,179,560 options and warrants with an average fair value of $31.89 were held by officers and directors of Triangle. Triangle will record an expense of $69.5 million before tax ($45.2 million after tax) related to these options and warrants. In addition, the Company will pay Triangle for the payments related to the cancellation of these options.

  The total amount of cash payments related to outstanding shares of common stock and the options and warrants held by officers and directors of Triangle is as follows:

                                                                      JUNE 30,
                                                                        1998
                                                                     ----------
                                                                     (MILLIONS)
   Cash purchase of Triangle outstanding common stock...............   $819.5
   Expense for cancellation of outstanding options and warrants.....     69.5
                                                                       ------
   Total............................................................   $889.0
                                                                       ======

(d) The acquisition financing included the issuance by the Company of short and long-term public and private debt securities. The long-term debt issued was comprised of short-term notes, which will be characterized as long-term debt for accounting purposes because the notes are backed by a long-term debt facility, and term debt.

                                                                     JUNE 30,
                                                                       1998
                                                                    ----------
                                                                    (MILLIONS)
   Details of acquisition financing:
   Uses of cash requirements:
   Acquisition of outstanding shares of common stock...............   $819.5
   Reimbursement for payment for exercise of officers' and
    directors' options and outstanding warrants....................     69.5
   Acquisition costs...............................................     18.1
                                                                      ------
   Total cash requirements.........................................   $907.1
                                                                      ======
   Sources of cash requirements:
   Long-term debt issuance, estimated interest rate 6.5%...........   $899.3
   Cash from internal sources......................................      7.8
                                                                      ------
   Total cash requirements.........................................   $907.1
                                                                      ======

(e) Represents the amortization of goodwill of $780.7 million over a 40 year amortization period, or $19.5 million per year.

(f) Represents an adjustment to general expenses to eliminate amortization of the goodwill acquired from Triangle.

(g) Represents interest expense related to the long-term debt identified in (d) above.

(h) Represents income tax benefits related to pro forma adjustments at the effective rate.

(i) Represents additional depreciation expense of $1.0 million per year or $0.5 million for six months related to the increase in the valuation of fixed assets plus the amortization of manufacturing profit in inventory of $6.5 million.

(j) The unaudited condensed combined pro forma financial statements exclude the effect of the DLW acquisition.

                              DESCRIPTION OF BONDS

  The following description of the particular terms of the bonds offered hereby (referred to in the accompanying prospectus as the "Senior Debt Securities") supplements the description of the general terms and provisions of Senior Debt Securities set forth in the accompanying prospectus to which description reference is hereby made. Reference should be made to the accompanying prospectus and the Senior Indenture under which the bonds will be issued for the definitions of certain capitalized terms used herein.

  The bonds will mature on October 15, 2038, referred to as the "Maturity Date," and will be limited in aggregate principal amount to $150,000,000. The Company will issue the bonds as a single series of Senior Debt Securities under the Senior Indenture. The Company will issue the bonds in fully registered book-entry form only, without coupons, in denominations of $25 and integral multiples thereof. Each bond will bear interest at the rate per annum shown on the cover page of this prospectus supplement from and including October , 1998 or from and including the most recent Interest Payment Date to which interest has been paid or provided for, payable quarterly on January 15, April 15, July 15 and October 15 of each year, commencing January 15, 1999 (each, referred to as an "Interest Payment Date"), to the person in whose name the bond is registered, referred to as the "Holder," at the close of business on the date fifteen days prior to such Interest Payment Date, referred to as the "Regular Record Date."

  If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the interest or principal payment shall be made on the next day that is a Business Day, and no interest on such payment shall accrue for the period from and after the Interest Payment Date or the Maturity Date. Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months.

TRADING CHARACTERISTICS

  The bonds are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest with respect to the bonds that is not included in the trading price thereof. Any portion of the trading price of a bond that is received which is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the bonds. See "United States Tax Considerations--Sale or Redemption of Bonds."

OPTIONAL REDEMPTION

  Except as described below under "--Redemption for Tax Reasons," the Company
may not redeem bonds prior to October   , 2003. Thereafter, the Company may
redeem the bonds on any date, as a whole or from time to time in part, upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to the date of redemption.

REDEMPTION FOR TAX REASONS

  If as a result of:

  (A) any actual or proposed change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the United States, or any change in the application, official interpretation or enforcement of such laws, regulations or rulings;

  (B) any action taken by a taxing authority, which action is generally applied or is taken with respect to the Company;

  (C) a decision rendered by a court of competent jurisdiction in the United States, whether or not such decision was rendered with respect to the Company; or

  (D) a technical advice memorandum or letter ruling or other administrative pronouncement issued by the National Office of the United States Internal Revenue Service, on substantially the same facts as those pertaining to the Company;

  which change, amendment, action, decision, memorandum, letter ruling or pronouncement becomes effective or is issued on or after October , 1998 (such laws, regulations, rulings, actions, decisions, memoranda or letter rulings being hereafter collectively referred to as "United States Law"), there is a substantial likelihood that the Company will not be entitled to deduct currently for United States federal income tax purposes the full amount of interest accrued in respect of the bonds, the Company at its option may redeem the bonds, in whole but not in part, at any time at a redemption price equal to 100% of the principal amount of the bonds, together with interest accrued and unpaid to the date fixed for redemption. Notice of such redemption of the bonds will be given to the holders of the bonds not more than 60 nor fewer than 30 days prior to the date fixed for redemption.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

  The bonds will be represented by one or more Global Securities registered in the name of Cede & Co., the nominee of the Depository Trust Company, as Depositary, and the provisions set forth under "Description of Debt Securities--Global Securities" in the accompanying prospectus will apply to the bonds.

  The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants, referred to as the "Participants," deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants, referred to as the "Direct Participants," include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through, or maintain a custodial relationship with a Direct Participant, either directly or indirectly, referred to as the "Indirect Participants." The rules applicable to the Depositary and its Participants are on file with the U.S. Securities and Exchange Commission.

  Purchases of the bonds under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the bonds on the Depositary's records. The ownership interest of each actual purchaser of each bond, referred to as a "Beneficial Owner," is in turn to be recorded on the Direct and Indirect Participants' respective records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interest in the bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interest in Bonds except in the event that use of the book-entry system for the bonds is discontinued.

  To facilitate subsequent transfers, all bonds deposited by Participants with the Depositary will be registered in the name of Cede & Co. The deposit of the bonds with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the bonds; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither the Depositary nor Cede & Co. will consent or vote with respect to the bonds. Under its usual procedures, the Depositary mails an omnibus proxy, referred to as an "Omnibus Proxy," to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Principal, redemption premium, if any, and interest payments on the bonds will be made to Cede & Co. The Depositary's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of such Participant and not of the Depositary, the underwriters, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, redemption premium, if any, and interest to Cede & Co. is the responsibility of the Company or the respective trustees. Disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  The Depositary may discontinue providing its services as securities depository with respect to the Bonds at any time by giving reasonable notice to the Company. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the bonds are required to be printed and delivered. In addition, the Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, certificates will be printed and delivered.

  The Company will not have any responsibility or obligation to Participants or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the bonds, or with respect to payments to or providing of notice for the Direct Participants, the Indirect Participants or the Beneficial Owners.

  The information contained herein under the caption "Description of Bonds-- Book-Entry System, Form and Delivery" concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. Neither the Company, the Trustee nor the underwriters, dealers or agents take responsibility for the accuracy or completeness thereof.

THE TRUSTEE

  The trustee under the Senior Indenture will be The Chase Manhattan Bank, formerly known as Chemical Bank, as successor to Mellon Bank, N.A., as Trustee, referred to as the "Trustee." In addition, ChaseMellon Shareholder Services, L.L.C., an affiliate of The Chase Manhattan Bank, is the Rights Agent under the Company's Rights Plan, as defined and discussed more fully in the accompanying Prospectus. The Trustee also provides cash management and other banking and advisory services to the Company in the normal course of business.

  Upon the occurrence of an Event of Default or an event which, after notice or lapse of time or both, would become an Event of Default, or upon the occurrence of a default under such other indenture, the Trustee may be deemed to have a conflicting interest with respect to the Bonds for purposes of the Trust Indenture Act of 1939 and, unless the Trustee is able to eliminate any such conflicting interest, the Trustee may be required to resign as Trustee under the Senior Indenture. In that event, the Company would be required to appoint a successor trustee for the Senior Indenture.

                        UNITED STATES TAX CONSIDERATIONS

  The following summary of the principal United States federal income tax consequences of the ownership of Bonds to an initial investor who purchases Bonds at the "issue price" (as defined below) and who is a United States Holder (as defined below) is based upon the advice of Rogers & Wells LLP. This discussion is based upon the Internal Revenue Code of 1986, as amended, referred to as the "Code", its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. For purposes of this discussion, the term "Holder" refers to Beneficial Owners. This discussion deals only with Bonds held as capital assets and does not purport to deal with purchasers in special tax situations, such as financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding bonds as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency (as defined in Section 985 of the Code) is not the United States dollar. The summary does not include any description of the tax laws of any state, local or foreign governments that may be applicable to the bonds or the Holders thereof. Persons considering the purchase of Bonds should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations and any consequences arising under the laws of any other taxing jurisdiction.

  As used herein, "United States Holder" means a Holder of a Bond who is, or which is, a United States Person. A "United States Person" is (i) a citizen or resident of the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, including the Commonwealth of Puerto Rico, referred to collectively as the "United States", (ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any State (unless, in the case of a partnership, future Treasury regulations otherwise provide), (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, and (iv) a trust, if both (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. The term also includes certain former citizens of the United States.

  The "issue price" of a Bond will equal the first price (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Bonds is sold for money to the public. The issue price of a Bond is expected and presumed for purposes of this discussion to equal the "Price to Public" stated on the cover page of this Prospectus Supplement.

  Payments of Interest. Stated interest on a Bond will be taxable to a United States Holder as ordinary interest income at the time it accrues or is paid in accordance with the United States Holder's method of accounting for tax purposes.

  Sale or Redemption of Bonds. A United States Holder's tax basis in a Bond will generally be its U.S. dollar cost. Upon the sale or redemption of a Bond, a United States Holder will recognize capital gain or loss equal to the difference between the amount realized on the sale or redemption of the Bond and the tax basis in the Bond, and such gain or loss will be long-term capital gain or loss if at the time of the sale or redemption the Bond has been held for more than one year. For these purposes, the amount realized does not include any amount attributable to accrued interest on the Bond. Amounts attributable to accrued interest are treated as interest as described under "Payments of Interest" above.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  A 31% backup withholding tax and information reporting requirements apply to certain payments of principal of and interest on an obligation, and to proceeds of disposition of an obligation, to certain noncorporate United States Holders, if such Holders fail to provide correct taxpayer identification numbers and other information or fail to comply with certain other requirements. The Company, its paying agent, or a broker, as the case may be, will be required to withhold from any payment that is subject to backup withholding a tax equal to 31% of such payment unless the Holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury regulations and certain other conditions are met.

  Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a refund or a credit against such Holder's United States federal income tax, provided that the required information is furnished to the United States Internal Revenue Service.

                                  UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement, dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the principal amount of the bonds set forth opposite its name below:

                                                                    PRINCIPAL
                                NAME                                  AMOUNT
                                ----                               ------------
   Morgan Stanley & Co. Incorporated.............................. $
   Merrill Lynch, Pierce, Fenner & Smith Incorporated.............
   PaineWebber Incorporated.......................................
   Prudential Securities Incorporated.............................
   Salomon Smith Barney Inc.......................................
   SG Cowen Securities Corporation................................
                                                                   ------------
       Total...................................................... $150,000,000
                                                                   ============

  The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the bonds is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the bonds if any are taken.

  The Underwriters initially propose to offer part of the bonds directly to the public at the public offering price set forth on the cover page hereof and part
to certain dealers at such prices less a concession not in excess of $   per
$25 bond. Any Underwriter may allow, and any such dealers may reallow, a
concession to certain other dealers not to exceed $   per $25 bond. After the
bonds are released to the public, the offering price and other selling terms may from time to time be varied by the Underwriters named on the cover page of this prospectus supplement.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Act.

  The bonds are a new issue of securities with no established trading market. The bonds are expected to be approved for listing on the New York Stock Exchange. Trading of the bonds on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the bonds. The Company has been advised by the Underwriters that they intend to make a market in the bonds. However, they are not obligated to do so and may discontinue the market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

  In order to facilitate the offering of the bonds, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the bonds. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the bonds for their own account. In addition, to cover overallotments or to stabilize the price of the bonds, the Underwriters may bid for, and purchase, the bonds in the open market. Finally, the syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the bonds in this offering, if the syndicate repurchases previously distributed bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the bonds above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  Certain of the Underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for the Company, including Morgan Stanley & Co. Incorporated which recently acted as lead manager in connection with the sale by the Company of 9,000,000 shares of Dal-Tile's common stock. In addition, Morgan Stanley & Co. Incorporated acts as a dealer under the CP Program.

                                 LEGAL MATTERS

  Certain matters with respect to the validity of the bonds offered hereby will be passed upon for the Company by Rogers & Wells LLP, New York, New York. Certain legal matters relating to the bonds will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. Rogers & Wells LLP and Davis Polk & Wardwell will rely upon the opinion of David D. Wilson, Associate General Counsel of the Company as to matters of Pennsylvania law.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Triangle as of January 2, 1998 and January 3, 1997, and for the years ended January 2, 1998 and January 3, 1997, incorporated by reference in this prospectus supplement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

                                 $500,000,000

                                     LOGO

                       ARMSTRONG WORLD INDUSTRIES, INC.

                                 $250,000,000
                        DEBT SECURITIES, COMMON STOCK,
                     PREFERRED STOCK AND DEPOSITARY SHARES

                                 $250,000,000
                                DEBT SECURITIES

  Armstrong World Industries, Inc., a Pennsylvania corporation ("Armstrong" or the "Company"), may offer and sell from time to time, (i) together or separately, up to an aggregate initial public offering price of $250,000,000 or the equivalent thereof in other currencies, foreign currency units or composite currencies such as the European Currency Unit (the "Specified Currency"), subject to the limitations set forth below, in one or more series
(a) debt securities ("Debt Securities"), which may be either senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"); (b) shares of common stock, $1.00 par value per share ("Common Stock"), including Preferred Stock Purchase Rights which attach to each share of Common Stock (the "Rights"); (c) shares of Class A preferred stock, no par value per share ("Preferred Stock"); and (d) depositary shares ("Depositary Shares") or any combination of the foregoing, each in amounts, at prices and on terms to be determined at the time of sale and (ii) up to an aggregate initial public offering price of an additional $250,000,000, of Debt Securities, in one or more series. The Debt Securities, Common Stock with attached Rights, Preferred Stock, and Depositary Shares are collectively referred to herein as the "Securities."

  All specific terms of the offering and sale of Securities, including the initial public offering price, aggregate amount, listing on any securities exchange or quotation system, risk factors, if any, and the agents, underwriters or dealers, if any, to be utilized in connection with the sale of the Securities, will be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"). With respect to the Debt Securities, the related Prospectus Supplement will set forth the specific designation, rights and restrictions, whether they are senior or subordinated, the currencies or currency units or composite currencies in which they are denominated, the aggregate principal amount, the maturity, rate and time of payment of interest, any conversion, exchange, redemption or sinking fund provisions, and any other terms of the Securities offered thereby. With respect to the Preferred Stock, the related Prospectus Supplement will set forth the specific designation, rights, preferences, privileges and restrictions thereof, including dividend rate or rates (or method of ascertaining the same), dividend payment dates, voting rights, liquidation preference, any conversion, exchange, redemption or sinking fund provisions, and any other terms of the Securities offered thereby. The Prospectus Supplement will also contain information, where applicable, regarding certain United States federal income tax considerations relating to the Securities offered thereby.

                                ---------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES
      COMMISSION   PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS
        PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY IS  A CRIMINAL
          OFFENSE.

                                ---------------

  The Company may sell the Securities directly, or through agents, underwriters or dealers designated from time to time, or through a combination of such methods, which underwriters may include Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch & Co. or may be a group of underwriters represented by firms including one or more of such firms and such firms may act as agents. See "Plan of Distribution." If agents of the Company or underwriters or any dealers are involved in the sale of Securities in respect of which this Prospectus is being delivered, the name of such agents, underwriters or dealers, and any applicable commissions or discounts, will be set forth in or may be calculated from the Prospectus Supplement relating to such Securities. The Company reserves the sole right to accept and, together with their respective agents from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents.

                                ---------------

  The Prospectus may not be used to consummate the sale of Securities unless accompanied by a Prospectus Supplement.

November 1, 1996

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED HEREIN OR THEREIN OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THE PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               ----------------

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.....................................................    3
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................    3
THE COMPANY...............................................................    5
USE OF PROCEEDS...........................................................    5
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES
 AND PREFERRED STOCK DIVIDENDS............................................    5
DESCRIPTION OF DEBT SECURITIES............................................    6
DESCRIPTION OF CAPITAL STOCK..............................................   17
DESCRIPTION OF DEPOSITARY SHARES..........................................   22
PLAN OF DISTRIBUTION......................................................   24
VALIDITY OF SECURITIES....................................................   25
EXPERTS...................................................................   25

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK, PACIFIC AND/OR PHILADELPHIA STOCK EXCHANGES. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  Armstrong is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC located at Citicorp Center, Suite 1400, 500 West Madison Street, Room 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the offices of the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104-7098, and the offices of the Philadelphia Stock Exchange, 1900 Market Street, Philadelphia, Pennsylvania 19103, on which exchanges certain of Armstrong's securities are listed. Armstrong's Common Stock is listed on the New York, Pacific and Philadelphia Stock Exchanges under the symbol "ACK."

  Armstrong has filed with the SEC two Registration Statements on Form S-3 (the "Registration Statements") under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statements, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statements and related exhibits for further information with respect to the Company and the Securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. The Registration Statements and the exhibits thereto may be inspected without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the SEC at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company that is electronically filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system. Such information is publicly available through the Commission's Web site (http://www.sec.gov.).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the SEC by Armstrong under the 1934 Act (file number 001-02116) are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1995, certain portions of which are superseded by the Company's Current Report on Form 8-K filed on October 18, 1996; (2) the Company's Current Report on Form 8-K filed on January 16, 1996; (3) the Company's Current Report on Form 8-K filed on January 16, 1996, as amended by a Form 8-K/A filed on March 13, 1996;
(4) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, certain portions of which are superseded by the Company's Current Report on Form 8-K filed on October 18, 1996; (5) the Company's Current Report on Form 8-K filed on May 13, 1996; (6) the Company's Current Report on Form 8-K filed on July 29, 1996, and any amendments or reports filed for the purpose of updating the Description of the Company's Capital Stock contained in such report; (7) the description of the Company's Preferred Stock Purchase Rights, set forth in the Registration Statement on Form 8-A/A dated March 15, 1996;
(8) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, certain portions of which are superseded by the Company's Current Report on Form 8-K filed on October 18, 1996; (9) the Company's Current Report on Form 8-K filed on October 15, 1996; and (10) the Company's Current Report on Form 8-K filed on October 18, 1996.

  All documents filed by Armstrong with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering or offerings of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including the notes thereto) contained in the documents incorporated by reference herein.

  Armstrong will provide without charge, upon written or oral request, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to L.A. Pulkrabek, Senior Vice-President, Secretary and General Counsel, Armstrong World Industries, Inc., 313 West Liberty Street, Lancaster, Pennsylvania 17603-2717 (telephone 717-397-0611).

             [REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

                                  THE COMPANY

  Armstrong World Industries, Inc. is a Pennsylvania corporation incorporated in 1891. The Company is a manufacturer of interior furnishings, including floor coverings, and building products which are sold primarily for use in the furnishing, refurbishing, repair, modernization and construction of residential, commercial and institutional buildings. It also manufactures various industrial and other products. In late 1995, Armstrong sold its furniture business and combined its ceramic tile business with Dal-Tile International Inc. ("Dal-Tile"), retaining a minority equity interest in the combined company. Unless the context indicates otherwise, the term "Company" means Armstrong World Industries, Inc. and its consolidated subsidiaries.

                                USE OF PROCEEDS

  Except as otherwise described in the Prospectus Supplement, Armstrong intends to use the net proceeds from the sale of the Securities offered hereby for general corporate purposes, which may include additions to working capital, refinancing existing indebtedness, capital expenditures and possible acquisitions. Armstrong has not allocated a specific portion of the net proceeds for any particular use at this time. Specific information concerning the use of proceeds from the sale of any Securities may be included in the Prospectus Supplement relating to such Securities.

      RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the indicated periods.(1)

                YEAR ENDED DECEMBER 31,
     ----------------------------------------------------------------          SIX MONTHS ENDED
     1991        1992             1993           1994           1995            JUNE 30, 1996
     ----        -----            ----           ----           ----           ----------------
     2.56        N/A(2)           2.49           8.70           1.20                 7.59

--------
(1) Excluding restructuring charges for all periods and the pre-tax loss on the ceramic tile business combination for 1995, the ratios would have been 2.80, 2.89, 4.50, 8.70 and 7.40 for 1991, 1992, 1993, 1994 and 1995,
    respectively.
(2) Earnings were inadequate to cover fixed charges by $66.3 million.

  The following table sets forth the Company's consolidated ratio of earnings to combined fixed charges and preferred dividends for the indicated periods:(1)

              YEAR ENDED DECEMBER 31,
     ----------------------------------------------------------         SIX MONTHS ENDED
     1991       1992           1993         1994         1995            JUNE 30, 1996
     ----       -----          ----         ----         -----          ----------------
     1.88       N/A(2)         1.74         5.61         N/A(3)               4.79

--------
(1) Excluding restructuring charges for all periods and the pre-tax loss on the ceramic tile business combination for 1995, the ratios would have been 2.05, 2.08, 3.14, 5.61 and 5.04 for 1991, 1992, 1993, 1994 and 1995,
    respectively.
(2) Earnings were inadequate to cover fixed charges and preferred stock dividends by $85.6 million.
(3) Earnings were inadequate to cover fixed charges plus preferred stock dividends by $10.6 million.

  The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. The ratio of earnings to fixed charges and preferred stock dividends has been computed by dividing earnings by the sum of fixed charges and preferred stock dividend requirements. For purposes of calculating these ratios, earnings consist of consolidated earnings from continuing business operations before income taxes plus fixed charges. Fixed charges consist of interest expense, one-third of rent expense which is deemed to be representative of interest and amortization of finance costs. In June 1989, the Company established an Employee Stock Ownership Plan (the "ESOP"). The Company is the guarantor of a $270 million loan to the ESOP. Contributions made by the Company to the ESOP and dividends paid by the Company on the convertible preferred stock purchased by the ESOP are used by the ESOP to pay installments of principal and interest on the ESOP loan. Such contributions and dividends are not included in the above ratios of earnings to fixed charges or ratios to combined fixed charges and preferred stock dividends. Interest expense on the ESOP loan was approximately $23.2 million, $22.9 million, $22.3 million, $21.7 million and $21.0 million for the years ended December 31, 1991, 1992, 1993, 1994 and 1995, respectively. Part of the contributions made by the Company represent payroll deductions made by participants in the ESOP.

                        DESCRIPTION OF DEBT SECURITIES

  The Senior Debt Securities are to be issued under an Indenture, dated as of August 6, 1996 (the "Senior Indenture"), between the Company and Mellon Bank, N.A., as Trustee (the "Trustee" or "Mellon"). The Subordinated Debt Securities are to be issued under a separate Indenture, dated as of August 6, 1996 (the "Subordinated Indenture"), also between the Company and Mellon as Trustee. The Senior Indenture and Subordinated Indenture are sometimes referred to collectively as the "Indentures." Copies of the Senior Indenture and Subordinated Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

  The following summaries of certain provisions of the Indentures do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indentures, including the definitions therein of certain terms, and, with respect to any particular Debt Securities, to the description of the terms thereof included in the Prospectus Supplement relating thereto. Wherever particular Sections or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

GENERAL

  The Indentures will provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Debt Securities are to have such terms and provisions which are not inconsistent with the Indentures, including as to maturity, principal and interest, as the Company may determine. Unless otherwise specified in the applicable Prospectus Supplement, the Senior Debt Securities when issued will be unsecured and unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt of the Company, as described under "Subordination of Subordinated Debt Securities" and in the applicable Prospectus Supplement.

  The applicable Prospectus Supplement will set forth whether the Debt Securities offered shall be Senior Debt Securities or Subordinated Debt Securities, the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such offered Debt
Securities: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (3) the Person to whom any interest on a Debt Security of the series shall be payable, if other than the Person in whose name that Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of any of such Debt Securities will be payable; (5) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date;

(6) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (9) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (11) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); (12) if the principal of or any premium or interest on any of such Debt Securities is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount is to be determined);
(13) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (14) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (15) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indentures described under "Defeasance and Covenant Defeasance--Defeasance and Discharge" or "Defeasance and Covenant Defeasance--Covenant Defeasance," or under both such captions;
(16) if applicable, the terms of any right to convert Debt Securities into shares of Common Stock of the Company or other securities or property; (17) whether any of such Debt Securities will be issuable, in whole or in part, in the form of one or more Global Securities, defined below, and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legend referred to under "Form, Exchange and Transfer--Global Securities" and, if different from those described under such caption, any circumstances under which any such Global Security may be exchanged, in whole or in part, for Debt Securities registered, and any transfer of such Global Security, in whole or in part, may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee; (18) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such Debt Securities due and payable; (19) any addition to or change in the covenants in the Indentures described under "Certain Restrictive Covenants" applicable to any of such Debt Securities; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture. (Section 301)

  Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount will be described in a Prospectus Supplement under "United States Taxation." In addition, certain special United States federal income tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars will be described in a Prospectus Supplement under "United States Taxation."

  Unless otherwise set forth in the applicable Prospectus Supplement, neither the Indentures nor the Debt Securities will contain provisions which would afford holders of the Debt Securities protection in the event of a takeover, recapitalization, or similar restructuring involving the Company that could adversely affect such holders.

CONVERSION RIGHTS

  The terms on which Debt Securities of any series are convertible into Common Stock or other securities or property will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion is mandatory or at the option of the holder and may include provisions pursuant to which the number of shares of Common Stock or other securities or property to be received by the Holders of Debt Securities would be calculated according to the market price of Common Stock or other securities or property as of a time stated in the applicable Prospectus Supplement. (Article Fourteen)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

  Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

  The Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt, including the Senior Debt Securities. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the Holders of the Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 1502)

  By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Debt or Holders of Subordinated Debt Securities may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the Holders of the Subordinated Debt Securities.

  In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Debt outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities. (Section 1503)

  No payments on account of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section 1504) For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security.

  "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent that such claim for post-petition interest is allowed in such proceeding), on Debt (as defined under "Restrictive Covenants--Limitation on Liens"), whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities; provided, however, that Senior Debt shall not be deemed to include the Subordinated Debt Securities.

  The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Debt, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Debt.

  The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

FORM, EXCHANGE AND TRANSFER

  The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

  At the option of the Holder, subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

  Subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. (Section 305) The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

  If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

GLOBAL SECURITIES

  Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more global securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby (a "Global Security"). Each Global Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indentures.

  Notwithstanding any provision of the Indentures or any Debt Security described herein, no Global Security may be exchanged, in whole or in part, for Debt Securities registered, and no transfer of a Global Security, in whole or in part, may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless
(i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the Indentures, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

  As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indentures. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indentures. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

  Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

  Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in The City of New York will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

  All monies paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Debt Security thereafter may look only to the Company for payment thereof. (Section 1003)

RESTRICTIVE COVENANTS

  Limitation on Liens. The Senior Indenture will provide that, except as otherwise provided in the next succeeding paragraph, the Company shall not, and shall not permit any Restricted Subsidiary to, issue, assume or guarantee any indebtedness for borrowed money ("Debt") secured by any mortgage, pledge, security interest, lien or other encumbrance (a "Lien") upon any Principal Property of the Company or of any Restricted Subsidiary or upon any shares of stock or Debt of any Restricted Subsidiary (whether such Principal Property, shares of stock or Debt are now owned or hereafter acquired) without in any such case effectively providing concurrently with the issuance, assumption or guaranty of any such Debt that the Senior Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guaranty by the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the Senior Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such Debt, so long as such Debt shall be so secured; provided, however, that the foregoing restrictions shall not prevent, restrict or apply to (and there shall be excluded from secured Debt in any computation made for purposes of the "Limitation on Liens" covenant) Debt secured by (A) Liens on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary or arising thereafter (i) otherwise than in connection with the borrowing of money arranged thereafter and (ii) pursuant to contractual commitments entered into prior to and not in contemplation of such corporation's becoming a Restricted Subsidiary; (B) Liens on any property (including shares of stock or Debt) existing at the time of acquisition thereof (including acquisition through merger or consolidation) or securing the payment of all or any part of the purchase price or construction cost thereof or securing any Debt incurred prior to, at the time of or within 180 days after, the acquisition of such property, shares of stock or Debt or the completion of any such construction, whichever is later, for the purpose of financing all or any part of the purchase price or construction costs thereof (provided such Liens are limited to such property, improvements thereon and the land upon which such property and improvements are located and any other property not then constituting a Principal Property); (C) Liens on any property to secure all or any part of the cost of development, operations, construction, alteration, repair or improvement of all or any part of such property, or to secure Debt incurred prior to, at the time of or within 180 days after, the completion of such development, operation, construction, alteration, repair or improvement, whichever is later, for the purpose of financing all or any part of such cost (provided such Liens are limited to such property, improvements thereon and the land upon which such property and improvements are located and any other property not then constituting a Principal Property); (D) Liens which secure Debt owing by a Restricted Subsidiary to the Company or to another Restricted Subsidiary or by the Company to a Restricted Subsidiary; (E) Liens securing indebtedness of a corporation which becomes a successor of the Company in accordance with the provisions described under "Consolidation, Merger and Sale of Assets"; (F) Liens on property of the Company or a Restricted Subsidiary in favor of the United States of America or any State thereof, or any department agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country or any political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Liens, or in favor of any trustee or mortgagee for the benefit of holders of indebtedness of any such entity incurred for any such purpose; (G) Liens existing at August 6, 1996; and (H) any extension, renewal or replacement (or successive extension, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (A) to (G), inclusive, or of any Debt secured thereby; provided that such extension, renewal or replacement Lien shall be limited to all or any part of the same property that secured the Lien extended, renewed or replaced (plus any improvements on such property) and shall secure no larger amount of Debt than that existing at the time of such extension, renewal or replacement.

  Notwithstanding the foregoing restrictions, the Company and any one or more Restricted Subsidiaries may issue, assume or guarantee Debt secured by a Lien which would otherwise be subject to the foregoing restrictions if at the time it does so (the "Incurrence Time") the aggregate amount of such Debt plus all other Debt of the Company and its Restricted Subsidiaries secured by a Lien which would otherwise be subject to the foregoing restrictions (not including Debt permitted to be secured under clauses (A) through (H) of the next preceding paragraph), plus the aggregate Attributable Debt (determined as of the Incurrence Time) of Sale and Leaseback

Transactions (other than Sale and Leaseback Transactions permitted by clause
(1) under "--Limitations on Sale and Leaseback Transactions") entered into after August 6, 1996 and in existence at the Incurrence Time (less the aggregate amount of proceeds of such Sale and Leaseback Transactions which shall have been applied in accordance with clause (3) under "Limitations on Sale and Leaseback Transactions"), does not exceed 15% of Consolidated Net Tangible Assets.

  Limitations on Sale and Leaseback Transactions. The Senior Indenture will provide that the Company shall not itself, and shall not permit any Restricted Subsidiary to, enter into any arrangements after August 6, 1996 with any bank, insurance company or other lender or investor (other than the Company or another Restricted Subsidiary) providing for the leasing as lessee by the Company or by any such Restricted Subsidiary of any Principal Property (except a lease for a temporary period not to exceed three years by the end of which it is intended the use of such Principal Property by the lessee will be discontinued), which was or is owned by the Company or a Restricted Subsidiary and which has been or is to be sold or transferred by the Company or a Restricted Subsidiary more than 180 days after the completion of construction and commencement of full operation thereof by the Company or such Restricted Subsidiary, to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such Principal Property (herein called a "Sale and Leaseback Transaction") unless
(1) the Company or such Restricted Subsidiary would (at the time of entering into such arrangement) be entitled pursuant to clauses (A) through (H) above under "--Limitation on Liens," without equally and ratably securing the Senior Debt Securities, to issue, assume or guarantee indebtedness secured by a Lien on such Principal Property; or (2) the Attributable Debt of the Company and its Restricted Subsidiaries in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after August 6, 1996 (other than such Sale and Leaseback Transactions as are permitted by clause (1) or clause (3) of this paragraph), plus the aggregate principal amount of Debt secured by Liens on Principal Properties then outstanding (excluding any such Debt secured by Liens covered in subdivisions (A) through (H) under "--Limitation on Liens") which do not equally and ratably secure the Senior Debt Securities, would not exceed 15% of Consolidated Net Tangible Assets; or (3) the Company, within 180 days after the sale or transfer, applies or causes a Restricted Subsidiary to apply an amount equal to the greater of the net proceeds of such sale or transfer or fair market value of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction (in either case as determined by the Board of Directors) to the retirement of Senior Debt Securities or other indebtedness of the Company (other than indebtedness subordinated to the Senior Debt Securities) or indebtedness of a Restricted Subsidiary, for money borrowed, having a stated maturity more than 12 months from the date of such application or which is extendible at the option of the obligor thereon to a date more than 12 months from the date of such application, provided that the amount to be so applied shall be reduced by (i) the principal amount of Senior Debt Securities delivered within 180 days after such sale or transfer to the Trustee for retirement and cancellation, and (ii) the principal amount of any such indebtedness of the Company or a Restricted Subsidiary other than Senior Debt Securities voluntarily retired by the Company or a Restricted Subsidiary within 180 days after such sale or transfer; provided, further, that notwithstanding the foregoing, no retirement referred to in this clause (3) may be affected by payment at Maturity.

  Notwithstanding the foregoing, where the Company or any Restricted Subsidiary is the lessee in any Sale and Leaseback Transaction, Attributable Debt shall not include any Debt resulting from the guarantee by the Company or any other Restricted Subsidiary of the lessee's obligation thereunder.

CERTAIN DEFINITIONS

  The term "Attributable Debt" means, in respect of a Sale and Leaseback Transaction and as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease involved in such Sale and Leaseback Transaction, as determined in good faith by the Company) of the obligation of the lessee thereunder for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon monetary inflation or the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

  The term "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, and (b) all current liabilities, all as reflected in the Company's latest audited consolidated balance sheet contained in the Company's most recent annual report to its stockholders under Rule 14a-3 of the Exchange Act prior to the time as of which "Consolidated Net Tangible Assets" shall be determined.

  The term "Maturity," when used with respect to any security, means the date on which the principal of such security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

  The term "Principal Property" means any single manufacturing plant, research laboratory or other similar facility located within the United States of America (other than its territories and possessions) and owned by, or leased to, the Company or any Restricted Subsidiary, the book value of the property, plant and equipment of which (as shown, net of depreciation, on the books of the owner or owners) is not less than 2% of the Consolidated Net Tangible Assets at the end of the most recent fiscal year of the Company, reflected in the latest audited consolidated statement of financial position contained in the Company's most recent annual report to its stockholders under Rule 14a-3 of the Exchange Act, except (a) any such plant or facility (i) owned or leased jointly or in common with one or more Persons other than the Company and its Subsidiaries, in which the interest of the Company and its Restricted Subsidiaries does not exceed 50%, or (ii) which the Board of Directors determines by Board Resolution in good faith is not of material importance to the total business conducted, or assets owned, by the Company and its Subsidiaries as an entirety, or (b) any portion of any such plant or facility which the Board of Directors determines by Board Resolution in good faith not to be of material importance to the use or operation thereof.

  The term "Restricted Subsidiary" means any Subsidiary substantially all the property of which is located, or substantially all of the business of which is carried on, within the United States of America (other than its territories and possessions) which shall at the time, directly or indirectly through one or more Subsidiaries or in combination with one or more other Subsidiaries, own or be a lessee of a Principal Property.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indentures will provide that the Company may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "successor Person"), and may not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (i) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indentures, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing,
(iii) if, as a result of the transaction, property of the Company or a Restricted Subsidiary would become subject to a Lien that would not be permitted under "Restrictive Covenants--Limitations on Liens," the Company takes such steps as shall be necessary to secure the Senior Debt Securities, if any, equally and ratably with (or prior to) the indebtedness secured by such Lien, and (iv) certain other conditions are met. (Section 801)

EVENTS OF DEFAULT

  Each of the following will constitute an Event of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due (with respect to Subordinated Debt Securities, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture); (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days (with respect to Subordinated Debt Securities whether or not such payment is prohibited by the subordination provision of the Subordinated Indenture);
(c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series (with respect to Subordinated Debt Securities, whether or not such deposit is prohibited by the subordination provisions of the Subordinated Indenture); (d) failure to perform any other covenant of the Company in the Indentures (other than a covenant included in the Indentures solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in the Indentures; (e) certain events in bankruptcy, insolvency or reorganization; and (f) any other Event of Default specified in the applicable Prospectus Supplement. (Section 501)

  If an Event of Default (other than an Event of Default described in clause
(e) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the Indentures may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indentures. (Section 502) For information as to waiver of defaults, see "Modification and Waiver."

  Subject to the provisions of the Indentures relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

  No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indentures, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

  The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indentures and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

  Modifications and amendments of the Indentures may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f), in the case of Subordinated Debt Securities, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities, (g) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indentures, (h) reduce the percentage in principal amount of Outstanding Securities of any series necessary for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults, or (i) modify such provisions with respect to modification and waiver. (Section 902)

  The Holders of a majority in principal amount of the Outstanding Securities of any series may waive compliance by the Company with certain restrictive provisions of the Indentures. (Sections 1010 and 1008 of the Senior Indenture and the Subordinated Indenture, respectively). The Holders of a majority in principal amount of the Outstanding Securities of any series may waive any past default under the Indentures, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indentures which cannot be amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

  The Indentures will provide that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given or taken any direction, notice, consent, waiver or other action under the Indentures as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security, and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

  Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indentures, in the manner and subject to the limitations provided in the Indentures. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

  If and to the extent indicated in the applicable Prospectus Supplement, the Company may elect, at its option at any time, to have the provisions of
Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indentures, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

  Defeasance and Discharge. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1302 applied to any Debt Securities, with respect to any Subordinated Debt Securities, the provisions of Article Fifteen of the Subordinated Indenture relating to subordination will cease to be effective and, with respect to any Debt Securities, the Company will be discharged from all its obligations with respect thereto (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

  Defeasance of Certain Covenants. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, the Company may omit to comply with certain restrictive covenants, including those described under "Restrictive Covenants" and in the last sentence under "Consolidation, Merger and Sale of Assets" and any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities, and, in the case of the Subordinated Indenture, the provisions of Article Fifteen relating to subordination will cease to be effective with respect to any Subordinated Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304)

NOTICES

  Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and
106)

TITLE

  The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

  The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

REGARDING THE TRUSTEE

  The Trustee is the trustee for the Debt Securities to be issued. The Trustee is also trustee under the Company's ESOP, as defined below, as discussed more fully herein. In addition, Chemical Mellon Shareholder Services, L.L.C., an affiliate of the Trustee, is the Rights Agent under the Company's Rights Plan, as defined below, as discussed more fully herein. The Trustee also provides cash management and other banking and advisory services to the Company in the normal course of business.

  Upon the occurrence of an Event of Default or an event which, after notice or lapse of time or both, would become an Event of Default, or upon the occurrence of a default under such other indenture, the Trustee may be deemed to have a conflicting interest with respect to the Debt Securities for purposes of the Trust Indenture Act of 1939 and, unless the Trustee is able to eliminate any such conflicting interest, the Trustee may be required to resign as Trustee under either the Subordinated Indenture or the Senior Indenture. In that event, the Company would be required to appoint a successor trustee for such Indenture.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, par value $1.00 per share, and 20,000,000 shares of Class A Preferred Stock, without par value. The following description of the capital stock of the Company is a summary, and as such, it does not purport to be complete and is subject, and qualified in its entirety by reference to, the more complete descriptions contained in (i) the Articles of Incorporation of the Company, as amended (the "Articles"), the Bylaws of the Company, as amended (the "Bylaws"), and the Rights Agreement, effective March 21, 1996, between the Company and Chemical Mellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), copies of each of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part, and (ii) the certificate of designation relating to each series of Preferred Stock.

COMMON STOCK

  Dividends. Subject to the rights and preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends, when, if and as declared by the Board of Directors of the Company, out of funds legally available therefor.

  Voting Rights. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders, except that shareholders are entitled to cumulate their votes in the election of directors. Under cumulative voting, a shareholder has the right to multiply the total number of shares which the shareholder is entitled to vote by the number of directors to be elected and to cast the whole number of votes so determined for one nominee or to distribute them among different nominees. The Bylaws require shareholders desiring to nominate persons for election as a director to give advance notice of such nominations to the Company.

  Other than in the election of directors, whenever any corporate action is to be taken by vote of the shareholders of the Company, or by a class of such shareholders of the Company, generally, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by such shareholders, or by such class of shareholders, entitled to vote thereon. The Articles and Bylaws require, however, the approval by the holders of at least 80% of the votes which all shareholders of the Company would be entitled to cast at an annual election of directors, voting together as a single class, for the removal of any director, class of directors or the entire Board of Directors (subject to nonremoval if sufficient votes are cast against removal) or for any change to any provision of the Articles or Bylaws providing for the number of directors, the classification of directors or the filling of vacancies on the Board of Directors, unless any such change is unanimously approved by the Board of Directors of the Company. In addition, the Bylaws of the Company may be amended only by a vote of two-thirds of the Board of Directors then in office, subject to the power of the shareholders to change such action.

  The Bylaws provide for the Board of Directors to be divided into three classes of directors, each class as nearly equal in number as possible, with one class being elected each year for a three-year term. The classification of the Board helps to ensure continuity and stability of corporate leadership and policy; however, it also has the effect of making it more difficult for a person to acquire control of the Company because at least two annual meetings are necessary to effect a change in a majority of the Company's directors. Further, while cumulative voting enables minority shareholders to gain representation on the Board, the existence of a classified Board increases the number of shares required to elect at least one director.

  Liquidation. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after the payment of the liabilities and the liquidation preferences of any outstanding preferred stock.

  Other Information. The Common Stock does not carry preemptive rights, is not redeemable, does not have any conversion rights, is not subject to further calls and is not subject to any sinking fund provisions. The shares of Common Stock currently outstanding are freely alienable, fully paid and nonassessable. Except in certain circumstances as discussed below under "Description of Capital Stock--Certain Provisions Affecting Control of the Company," the Common Stock is not subject to discriminatory provisions based on ownership thresholds.

  Conversion of Series A ESOP Preferred Stock. On July 31, 1996, the Trustee appointed by the Company's Employee Stock Ownership Plan, Mellon Bank, N.A., converted the shares of Series A ESOP Preferred Stock formerly held by the trustee for the account of participants in the Employee Stock Ownership Plan into Company Common Stock.

CLASS A PREFERRED STOCK

  The Class A Preferred Stock, other than Series One Preferred Stock as discussed below, is issuable in one or more series and will have the dividend, conversion, redemption, voting and liquidation rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the title of the series and the number of shares in the series offered; (ii) the price at which such series will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate for such series; (iv) any redemption or sinking fund provisions of such series; (v) any conversion provisions of such series; (vi) the voting rights, if any, of such series; (vii) the liquidation preference of such series; and (viii) any additional dividend, liquidation, redemption, sinking fund and other special or relative rights, preferences, qualifications, privileges, limitations, options and restrictions of such series. The Class A Preferred Stock is available for possible future financing and acquisition transactions, to pay stock dividends or make distributions, to fund employee benefit plans and for other general corporate purposes. Under certain circumstances, the Class A Preferred Stock could be used to create voting impediments for persons seeking to gain control of the Company.

  Dividends. The Preferred Stock will be preferred over the Common Stock (but may be subordinated as to the other series of Preferred Stock) as to the payment of dividends. Before any dividends or distributions on the Common Stock shall be declared and set apart for payment or paid, the holders of shares of each series of Preferred Stock shall be entitled to receive dividends (either in cash, shares of Common Stock or Preferred Stock, or otherwise), when, as and if declared by the Board of Directors, at the rate and on the date or dates as set forth in the Prospectus Supplement. With respect to each series of Preferred Stock, the dividends on each share of such series shall be cumulative from the date of issuance of such shares unless some other date is set forth in the Prospectus Supplement relating to any such series. Accruals of dividends shall not bear interest.

  Conversion. Shares of any series of Preferred Stock will be convertible into shares of Common Stock or into shares of any other series of Preferred Stock to the extent set forth in the Prospectus Supplement relating to any such series.

  Redemption. Shares of any series of Preferred Stock will be redeemable to the extent set forth in the Prospectus Supplement relating to any such series, which may or may not include any restrictions on the repurchase or redemption thereof while there is any arrearage in the payment of dividends.

  Voting Rights. Unless otherwise provided in the Prospectus Supplement, the holders of shares of Preferred Stock will be entitled to one vote for each share of Preferred Stock held by them on all matters presented to shareholders.

  Liquidation. The Preferred Stock will be preferred over the Common Stock (but may be subordinated as to other series of Preferred Stock, as described herein) as to assets so that the holders of each series of Preferred Stock will be entitled to be paid, upon the voluntary or involuntary liquidation, dissolution or winding up of the Company and before any distribution is made to the holders of Common Stock, the amount set forth in the Prospectus Supplement relating to any such series, but in such case the holders of such series of Preferred Stock will not be entitled to any other or further payment.

  Other Information. Unless otherwise provided in the Prospectus Supplement, the Preferred Stock will not carry any preemptive rights, will not be, upon issuance, subject to further calls and will not be, upon issuance, subject to any sinking fund provisions. The Preferred Stock will be, when issued, fully paid and nonassessable. Unless otherwise provided in the Prospectus Supplement, and except in certain circumstances as discussed below under "Description of Capital Stock--Certain Provisions Affecting Control of the Company," the Preferred Stock will not be, upon issuance, subject to discriminatory provisions based on ownership thresholds.

SERIES ONE PREFERRED STOCK AND PREFERRED STOCK PURCHASE RIGHTS

  Preferred Stock Purchase Rights. The Series One Preferred Stock, which is a series of Class A Preferred Stock, is issuable pursuant to the exercise of rights to purchase Series One Preferred Stock ("Rights"). The Series One Preferred Stock is not being offered hereby, although the Rights will attach to any Common Stock which may be sold pursuant to this Prospectus and any Prospectus Supplement. On March 21, 1996, the Board of Directors of the Company paid a distribution of one Right for each outstanding share of Common Stock of the Company to shareholders of record on January 19, 1996, and with respect to each share of Common Stock that may be issued by the Company prior to the date on which the Rights first become exercisable (or the earlier redemption or expiration of the Rights), subject to adjustment in certain events. In general, the Rights become exercisable ten days after a person or group either acquires beneficial ownership of shares representing 20% or more of the voting power of the Company or announces a tender or exchange offer that would result in such person or group beneficially owning shares representing 28% or more of the voting power of the Company. When the Rights become exercisable, each Right entities its holder (other than such 20% shareholder or tender or exchange offeror) to buy one one-hundredth of a newly issued share of Series One Preferred Stock at a purchase price of $300, subject to adjustment. If, after the Rights become exercisable, any person or group becomes the beneficial owner of 28% or more of the voting power of the Company or if the Company is the surviving corporation in a merger with a person or group that owns 20% or more of the voting power of the

Company, then each owner of a Right (other than such 20% or 28% shareholder) will be entitled to purchase shares of Armstrong's Common Stock having a value equal to twice the exercise price of the Right. In addition, if, after the Rights become exercisable, the Company is a party to a merger and is not the surviving company or 50% or more of the Company's assets or earnings power are sold in a single or series of related transactions, then each owner of a Right will be entitled to purchase shares of the acquiring person having a value equal to twice the exercise price of the Right. Until the Rights first become exercisable, the Rights attach to and trade with shares of the Company's Common Stock. Generally, the Rights are redeemable at the option of the Company for $.05 per Right at any time prior to the tenth day following a public announcement that a person or group has acquired beneficial ownership of 20% or more of the voting power of the Company. The Rights expire by their terms on March 21, 2006, unless earlier redeemed.

  The terms of the Rights are set forth in the Rights Agreement which has been filed with the SEC as an Exhibit to a Registration Statement on Form 8-A/A filed on March 15, 1996, file number 001-02116, and is incorporated herein by reference.

  Dividends. Subject to the rights and preferences of the holders of any other series of Class A Preferred Stock, the holders of Series One Preferred Stock are entitled to receive cumulative, quarterly dividends, without interest, when and as declared by the Board of Directors of the Company, out of funds legally available therefor, in preference to the holders of Common Stock and in an amount per share equal to the greater of $36.00 or 100 times, as adjusted, the aggregate per share amount of all cash and non-cash dividends or other distributions, other than a dividend or distribution payable in shares of Common Stock, paid on the Common Stock in the immediately preceding quarter.

  Conversion Rights. In the event the Company enters into any consolidation, merger, combination or other transaction in which the Common Stock is exchanged for or changed into other stock or securities, cash and/or any other property, then the Series One Preferred Stock will be at the same time, similarly exchanged for or converted into an amount per share equal to 100 times, as adjusted, the aggregate amount for or into which the Common Stock is exchanged or converted.

  Voting Rights. Holders of Series One Preferred Stock have no voting rights except as may be provided by law.

  Redemption. The Series One Preferred Stock may be redeemed at the option of the Board of Directors of the Company, as a whole, but not in part, at any time, at a cash price per share equal to 100 times, as adjusted, the average market value, as defined, of the Common Stock, plus all accrued but unpaid dividends. The Company is not entitled, however, to purchase or otherwise acquire shares of the Series One Preferred Stock if the quarterly dividend in respect thereof is accrued and has not been paid or declared and a sum sufficient for the payment thereof set apart unless all shares of such stock at the time outstanding are purchased or otherwise acquired.

  Liquidation. Subject to the rights and preferences of the holders of any other series of Class A Preferred Stock, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series One Preferred Stock are entitled to $100 per share, plus all accrued and unpaid dividends, plus an amount equal to the holder's pro rata share of assets that would be available for distribution after payment of all liabilities, liquidation preferences and distributions on the Common Stock, if any, as determined according to a formula and subject to adjustment in certain events. The amount payable to the holders of Series One Preferred Stock as so determined is prior to any payment or distribution to the holders of Common Stock.

  Other Information. The Series One Preferred Stock does not carry any preemptive rights, will not be subject, upon issuance, to any sinking fund provisions and will not be subject, upon issuance, to any further calls. Upon issuance, the shares of the Series One Preferred Stock will be freely alienable, fully paid and nonassessable. Except in certain circumstances as discussed below under "Description of Capital Stock--Certain Provisions Affecting Control of the Company," the Series One Preferred Stock will be, upon issuance, freely alienable and not subject to discriminatory provisions based on ownership thresholds.

CERTAIN PROVISIONS AFFECTING CONTROL OF THE COMPANY

  General. Certain provisions of the Company's Articles, Bylaws and the Pennsylvania Business Corporation Law (the "PBCL") operate only with respect to extraordinary corporate transactions, such as mergers, reorganizations, tender offers, sales or transfers of substantially all of the Company's assets or the liquidation of the Company, and could have the effect of delaying or making more difficult a change in control of the Company in certain circumstances.

  Certain Provisions of the Articles. The Articles provide that a Business Combination (as defined below) with an Interested Shareholder (as defined below) requires the affirmative vote of shareholders entitled to cast at least a majority of the votes which all shareholders, other than the Interested Shareholder, would be entitled to cast at an annual election of directors, voting together as a single class, unless the transaction is approved by a majority of the Disinterested Directors (as defined below) or the transaction meets certain fair price and procedural requirements. An "Interested Shareholder" is, with certain exceptions, any person, or his assignee or successor (not including Armstrong or an affiliate of Armstrong), who is (or was within the previous two years) the beneficial owner of more than ten percent of the voting power of the outstanding voting stock, together with such person's affiliates and associates. A "Business Combination" includes, among other transactions, the following: (i) the merger or consolidation of the Company with the Interested Shareholder; (ii) the sale of all or substantially all of the assets of the Company to the Interested Shareholder or its affiliates or associates; (iii) the issuance of securities of the Company to an Interested Shareholder having a value equal to greater than ten percent of the assets of the Company; (iv) the adoption of any plan for the liquidation or dissolution of the Company proposed by or on behalf of the Interested Shareholder; or (v) any reclassification or recapitalization of securities which effectively increases the proportional equity share of the Interested Shareholder. The term "Disinterested Director" means a director who is neither affiliated with nor a representative of an Interested Shareholder and (i) was a director prior to the time an Interested Shareholder became such, (ii) was recommended or elected to fill a vacancy created by an increase in the size of the Board of Directors by a majority of the Disinterested Directors then in office, or (iii) was a successor of a Disinterested Director and was recommended or elected to succeed a Disinterested Director by a majority of the Disinterested Directors then in office. Certain other provisions of the Articles and Bylaws which could have the effect of delaying or preventing a Change in Control of the Company are described above under the captions "Description of Capital Stock--Common Stock" and "Description of Capital Stock--Class A Preferred Stock."

  Certain Provisions of the PBCL. The Company is governed by certain "anti-takeover" provisions in the PBCL which include the following: (i) provisions which prohibit certain business combinations (as defined in the PBCL) involving a corporation that has voting shares registered under the Exchange Act and an "interested shareholder" (generally defined to include a person who beneficially owns shares representing at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation) unless certain conditions are satisfied or an exemption is applicable; (ii) provisions concerning a "control-share acquisition" in which the voting rights of certain shareholders of the corporation (specifically, a shareholder who acquires 20%, 33 1/3% or 50% or more of the voting power of the corporation) are conditioned upon the consent of a majority vote at a meeting of the independent shareholders of the corporation after disclosure by such shareholder of certain information, and with respect to which such shareholder is effectively deprived of voting rights if consent is not obtained; (iii) provisions pursuant to which any profit realized by a "controlling person or group," generally defined as a 20% beneficial owner, from the disposition of any equity securities within twenty-four months prior to, and eighteen months succeeding, the acquisition of such control is recoverable by the corporation; (iv) provisions pursuant to which severance payments are to be made by the corporation to any eligible employee of a covered corporation whose employment is terminated, other than for willful misconduct, with ninety days before, or twenty-four months after, a control-share acquisition; (v) provisions pursuant to which any holder of voting shares of a registered corporation who objects to a "control transaction" (generally defined as the acquisition by a person or group (the "controlling person or group") that would entitle the holders thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of the directors of the corporation) is entitled to make a written demand on the controlling person or group for payment of the fair value of the voting shares of the corporation held by the shareholder; (vi) a set of interrelated provisions which are designed to support the validity of actions taken by the Board of Directors in response to takeover bids, including specifically the Board's authority to "accept, reject or take no action" with respect to a takeover bid, and permitting the unfavorable disparate treatment of a takeover bidder; and (viii) provisions which allow the directors broad discretion in considering the best interests of the corporation, including a provision which permits the Board to consider various corporate interests including the short and long-term interests of the corporation and the resources, intent and conduct of any person seeking to acquire the corporation.

                       DESCRIPTION OF DEPOSITARY SHARES

  General. The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, the Company will issue to purchasers receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock.

  The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Share, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights). The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement.

  Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

  Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.

  Dividends. The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

  In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

  Conversion and Exchange. If any Preferred Stock underlying the Depositary Shares is subject to provisions relating to its conversion or exchange as set forth in a Prospectus Supplement relating thereto, each record holder of Depositary Shares will have the right or obligation to convert or exchange such Depositary Shares into other securities of the Company or rights or payments pursuant to the terms thereof.

  Redemption. After the date fixed for redemption as may be set forth in any Prospectus Supplement relating to the Depositary Shares, the Depositary Shares so called for redemption will no longer be deemed to be outstanding, and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such redeemed Depositary Shares were entitled upon surrender to the Depositary of the Depositary Receipts in respect thereof. Unless otherwise provided in the Prospectus Supplement or in the Deposit Agreement, the Depositary Shares will not be subject to any restriction on the repurchase or redemption thereof while there is any arrearage in the payment of dividends.

  Voting Rights. Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock.

  Other Information. Unless otherwise provided in the Prospectus Supplement or the Deposit Agreement, the Depositary Shares will not carry any conversion rights, will not be subject, upon issuance, to any sinking fund provisions, will not carry any liquidation or preemption rights and will not be, upon issuance, subject to any further calls. The Depositary Shares will be, when issued, freely alienable, fully paid and nonassessable. Unless otherwise provided in the Prospectus Supplement or the Deposit Agreement, and except in certain circumstances as described above under "Description of Capital Stock-- Anti-Takeover Provisions," the Preferred Stock will not be, upon issuance, subject to discriminatory provisions based on ownership thresholds.

  Amendment and Termination of the Deposit Agreement. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company Depositary only if (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

  Charges of Depositary. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will also pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

  Miscellaneous. The Depositary will forward to the holders of Depositary Shares all reports and communications which are delivered to the Depositary and which are required to be furnished to the holders of the Preferred Stock.

  Neither the Depositary nor the Company will be liable if either is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. Either may rely upon written advice of its counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

  Resignation and Removal of Depositary. The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and the Company's acceptance of such appointment. Such successor Depositary must be appointed within 90 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities being offered hereby in any of four ways: (i) directly to purchasers, (ii) through agents, (iii) through underwriters, and (iv) through dealers. Offers to purchase Securities may be made by potential investors or their agents on an unsolicited basis or may be solicited directly by the Company or agents designated by the Company from time to time. The applicable Prospectus Supplement or Prospectus Supplements will set forth the terms of the offering of the Securities, including the name or names of any agents, underwriters or dealers, the purchase price of the Securities and the proceeds to be received by the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation and any discounts and commissions allowed or reallowed or paid to dealers or agents. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers or agents may be changed from time to time.

  In connection with the sale of Securities, underwriters or agents may receive compensation from the Company in the form of underwriting discounts or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters. Underwriters, dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended. Such underwriters, dealers and agents may be entitled under agreements which may be entered into by the Company to indemnification by the Company against and contribution toward certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Securities may be distributed in one or more transactions from time to time at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  If so indicated in the applicable Prospectus Supplement or Prospectus Supplements, the Company will authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement or Prospectus Supplements pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the future date or dates stated in the applicable Prospectus Supplement or Prospectus Supplements. Each Contract will be for an amount not less than, and the aggregate amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement or Prospectus Supplements. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. The obligations of any purchaser under any Contract will not be subject to any conditions except (1) the purchase by an institution of the Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (2) if Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such Securities less the principal amount thereof covered by Contracts. Underwriter and such other persons will not have any responsibility in respect of the validity or performance of Contracts.

  The Securities (other than Common Stock) will be a new issue of securities with no established trading market. If so indicated in the applicable Prospectus Supplement, any underwriters or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities, other than Common Stock.

  Certain of the underwriters, dealers and/or agents and their associates may be customers of, engage in transactions with and perform services for the Company, including its subsidiaries, in the ordinary course of business.

                            VALIDITY OF SECURITIES

  Unless indicated otherwise in a Prospectus Supplement relating thereto, the validity of the Securities will be passed upon for Armstrong by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. With the exception of the Preferred Stock Purchase Rights, the validity of the Securities will be passed upon for the underwriters or agents, as the case may be, by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely upon the opinion of Buchanan Ingersoll Professional Corporation as to all matters of Pennsylvania law.

                                    EXPERTS

  The consolidated financial statements and schedule of the Company and its subsidiaries as of December 31, 1995 and 1994 and for each of the fiscal years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick L.L.P., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  With respect to the unaudited interim financial information for the periods ended June 30, 1996 and 1995, and, March 31, 1996 and 1995, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly report on Form 10-Q for the quarters ended June 30, 1996 and March 31, 1996, certain portions of which are superseded by the Company's Current Report on Form 8-K filed on October 18, 1996, and incorporated by reference herein, state that they did not audit and they do not express an opinion on the interim financial information. Accordingly, the degree of reliance on such reports should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the 1933 Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the 1933 Act.

  The consolidated financial statements of Dal-Tile International Inc. incorporated by reference in the Company's Current Report on Form 8-K, as amended, for the fiscal year ended December 31, 1994, have been audited by Ernst & Young L.L.P., independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to a change in the method of accounting for income taxes as discussed in Note 8 to the consolidated financial statements) incorporated therein and herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.